SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BAD TOYS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

0827035959 (CUSIP Number)

October 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0827035959

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Larry N. Lunan

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6,405,026[1] 6. Shared Voting Power 12,194,501[2] 7. Sole Dispositive Power 6,405,026[1] 8. Shared Dispositive Power 12,194,501[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,194,501[2]

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☒

11.	Percent of Class Represented by Amount in Row (9) 85.8%

12.	Type of Reporting Person (See Instructions) IN

1Mr. Lunan owns 2,310,586 shares of common stock and 409,444 shares of preferred stock (convertible 10-for-1 into common stock upon demand). As such, Mr. Lunan’s 6,405,026 shares represent 2,310,586 shares of common stock and 4,094,440 of preferred stock on an as converted basis.

2This figure represents the combined common stock and preferred stock holdings on an as converted basis of Larry N. Lunan and Susan H. Lunan who are husband and wife. Each disclaims beneficial ownership of the other’s shares of the Company’s common stock and preferred stock. Mr. Lunan owns 2,310,586 shares of common stock and 409,444 shares of preferred stock (convertible 10-for-1 into common stock upon demand), and Mrs. Lunan owns 1,695,035 shares of common stock and 409,444 shares of preferred stock (convertible 10-for-1 into common stock upon demand). As such, Mr. Lunan’s 12,194,501 shares represent 2,310,586 shares of common stock and 4,094,440 shares of preferred stock on an as converted basis directly owned by him and 1,695,035 shares of common stock and 4,094,440 of preferred stock on an as converted basis beneficially owned by him.

Item 1.

(a)	Name of Issuer - Bad Toys, Inc.

(b)	Address of Issuer’s Principal Executive Offices - 2344 Woodridge Avenue, Kingsport, Tennessee 37664

Item 2.

(a)	Name of Person Filing - Larry Lunan

(b)	Address of Principal Business Office or, if none, Residence - 2344 Woodridge Avenue, Kingsport, Tennessee 37664

(c)	Citizenship - United States of America

(d)	Title of Class of Securities - Common Stock

(e)	CUSIP Number - 0827035959

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 12,194,501

(b)	Percent of class: 85.8%

(c)	Number of shares as to which the person has[3]:

(i)	Sole power to vote or to direct the vote 6,405,026.

(ii)	Shared power to vote or to direct the vote 12,194,501

(iii)	Sole power to dispose or to direct the disposition of 6,405,026.

(iv)	Shared power to dispose or to direct the disposition of 12,194,501.

3Please refer to the footnotes provided on page 2 of this Form for further details on the ownership of the shares.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Securing Being Reported By the Parent Holding Company

None.

Item 8. Identification and Classification of Members of the Group

None.

Item 9. Notice of Dissolution of Group

None.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

9/4/03
Date /s/ Larry N. Lunan Signature

Larry N. Lunan, President

Name/Title